Tidal ETF Trust

898 North Broadway, Suite 2

Massapequa, New York 11758

June 13, 2022

VIA EDGAR TRANSMISSION

Ms. Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 102 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on May 19, 2022 with respect to the Amendment and the registration of the Trust’s new series, SoFi Web 3 ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Declaration of Trust

1.	We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties.

Please summarize the provision in Article 8, Section 7(b)(vii) of the Declaration of Trust in an appropriate location in the prospectus. Please immediately follow the disclosure with a statement that nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Trust confirms that it will add a summary of the aforementioned provision in the Prospectus as well as the requested statement.

Prospectus

2.	Please provide the Staff a copy of the Index’s methodology. Provide supplementally a sample list of Index constituents detailing their geographic and sector exposures. For the top ten holdings, please provide an explanation as to how they meet the Index’s criteria for Web 3.0.

Response: The requested information was sent to the Staff by email on June 13, 2022.

3.	Please provide a completed Fees and Expenses table as well as the completed Expense Example for the Fund prior to effectiveness.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

4.	If the fee waiver is subject to recoupment, please disclose that fact in the fee waiver footnote.

Response: The Trust supplementally notes that the Adviser no longer intends to enter into a fee waiver agreement with respect to the Fund. Accordingly, all references to a fee waiver have been removed.

5.	We note the index selects equity securities “based on the provision of products and services that potentially stand to benefit from the adoption and usage of technologies expected to grow and support the functioning of [Web 3.0].” We note the index selects companies using a natural language processing system that ranks companies based on the number and relevance of key word hits with information weighted based the sources’ reliability. However, your disclosure notes that many companies included in the index “offer a broad range of products and services and therefore may not be classified as a company in one of the thematic industries.”

We believe 35d-1 (the “Names Rule”) applies to your name and that you should have an 80% test tied to Web 3 companies. As currently conceptualized, we do not believe the natural language processing (“NLP”) system used by the index selects companies with material and primary business exposure to Web 3. Please revise your disclosure or explain to us how the NLP generated a portfolio consistent with investor expectations and Names Rule requirements.

Please be prepared to delay the effectiveness of the Fund’s registration statement until the Staff is satisfied that the Fund’s name is compliant with the Names Rule.

Response: The NLP methodology utilized by the Index Provider is as follows:

The Index Provider has identified four segments (NFT, Blockchain, Metaverse, Big Data & Artificial Intelligence) that should benefit from the development of Web 3.0 for the reasons articulated below. Based on the four segments, the Index Provider creates four ARTIS screens and each Index constituent will have been categorized into at least one of the four segments. Therefore, while other firms may classify a particular company differently, each company in the Index is in a field that should benefit from the transformation of the current world wide web to Web 3.0: NFT & Tokenization, Blockchain Technology, Metaverse, and Big Data & Artificial Intelligence.

The Index Provider has undertaken significant research efforts with respect to the ARTIS screens. In addition, it has analyzed the core components of the development of Web 3.0, which are as follows:

The decentralized web

Based entirely on blockchain technology and related technologies such as NFTs, this next iteration breaks up the market structure of concentration with the few big players and returns privacy, ownership, and control to the individual contributors. Data will no longer be stored and kept by few central repositories but will be stored in decentral form across different blockchains. Decentralization might also address some of the performance and hardware issues in today’s world.

The semantic web

Through technological advances formerly unstructured data will be stored and recorded in semantic context in order to enable machines (and specifically AI applications) to process and understand the data without the need of human intervention or supervision. This iteration will enable the next generation of AI and transform user experience and services entirely.

The metaverse

Defined by a completely new way of interacting and engaging with the content on the internet through virtual and augmented reality hardware, this next iteration changes the way we interact with each other and consume content on the internet. This iteration will allow companies and content producers to address their target audience in entirely new ways and accelerate digital value creation and ownership through tokenization and across interoperable platforms, while some traditional distribution channels may become obsolete.

Based on the concept around Web 3.0, the Index Provider’s NLP ARTIS Tool creates four separate ARTIS screens for the following segments:

•	NFT & Tokenization: Companies that enable users to be a part of the digital economy through Non-Fungible Tokens (NFTs) where each NFT is unique and can be tracked through the blockchain. This includes companies active in the NFT trading platform business, or companies having engaged in NFT business by launching NFT auctions, issuing NFTs or providing NFT brokerage services.

•	Blockchain Technology: Companies that provide digital, distributed ledgers that facilitate the process of recording transactions and tracking assets in a network. This includes companies providing blockchain technology services, including operation of digital asset trading platforms or payment gateways and companies active in the development or integration of blockchain software and blockchain applications.

•	Metaverse: Companies that enable immersive digitally extended realities where users can interact, create, share, transact, and play with others in these digital worlds. This includes companies involved in the provision of metaverse platforms, of technology supporting metaverse development or of specialized equipment such as hectic motors or AR/VR devices, as well as companies that provide services that can support or benefit from the metaverse, such as digital and creator economies and social networks.

•	Big Data & Artificial Intelligence: Companies that provide Big Data and AI products and services. This includes companies that are active in the development, distribution and integration of AI and Big data technology, or the development of the infrastructure and hardware necessary for data processing and AI integration.

Each selected company will be classified into the segment where it has the highest rank. For instance, there are Index constituents that have business exposure in more than one segment such as NVIDIA Corporation (Big Data & AI as well as Blockchain Technology). As described in more detail below, the Index Provider’s Index Management Department reviews each of the companies selected via the NLP methodology steps to check for (and remove) any companies that do not have a material business exposure to Web 3.

With respect to the Names Rule comment, the Trust respectfully disagrees that the Fund’s name is subject to the Names Rule. In particular, the Fund’s name does not reference a particular type of investment (e.g., stocks, bonds, or government securities). Likewise, the Fund’s name does not reference a particular industry (nor any of the other Names Rule categories). Rather, the Fund’s name references the name of an Index that, in turn, references an investing theme. As stated in the Prospectus, the Fund is designed to track the Index. In particular, it states: “The Fund attempts to invest all, or substantially all, of its assets in the component securities that make up the Index. The Fund will generally use a “replication” strategy to achieve its investment objective, meaning it generally will invest in all of the component securities of the Index. The Names Rule, as currently in effect, applies to types of investments and not investment strategies. While the SEC has proposed amendments to the Names Rule that would capture terms that have historically been considered investment strategy terminology outside the scope of the Names Rule, such proposed amendments are subject to public comment and net yet effective.

The Trust further notes if the Fund’s name were subject to the Names Rule, the Fund’s name complies therewith. The adopting release for the Names Rule states that in determining whether a particular name is misleading, the Staff will consider whether the name would lead a reasonable investor to conclude that the investment company invests in a manner inconsistent with the company’s intended investments and that an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus (see Final Rule: Investment Company Names, Release No. IC-24828; File NO. S7-11-97, available at: https://www.sec.gov/rules/final/ic-24828.htm#P133_40720). (Emphasis added). The Trust does not believe that a reasonable investor could, after even a cursory review of the Prospectus, conclude that the Fund invests in a manner inconsistent with the Fund’s name.

The Staff’s comment references companies having a primary business exposure to Web 3.0. The Trust notes that there is no requirement in the Names Rule, as currently in effect, or in the proposed amendments to the Names Rule, that imposes a primary business exposure requirement for compliance with the Names Rule. The release accompanying the proposed amendments to the Names Rule (see Proposed Rule: Investment Company Names, Release No. IC-34593; File No. S7-16-22, available at https://www.sec.gov/rules/proposed/2022/ic-34593.pdf) articulates the Staff’s position that what constitutes “reasonable” could vary based on the fund name but requires a meaningful nexus between the given investment and the focus suggested by the name. While the release further states that the Staff would consider a 50% revenue test a reasonable approach to determining compliance with the Names Rule, there is no primary revenue requirement. The release acknowledges that a lower revenue test could be reasonable where the company in question is a leader in the industry. The release also addresses the use of textual analysis, such as the NLP system proposed to be used by the Index Provider and states that such analysis may be a component of a fund’s analysis. The Index Provider’s NLP methodology is designed to identify the most significant contributors in each of the segments identified above (Big Data & Artificial Intelligence, Blockchain Technology, Metaverse, and NFT & Tokenization). As discussed further below, the Index Provider does not rely solely on NLP analysis. There is an additional layer of review conducted to ensure that companies that would be included in the Index are significant contributors to one of the four segments identified above.

The Trust further notes that the Fund’s investment objective expressly references the Index. Additionally, the Prospectus’ Principal Investment Strategies section includes discussions of the Index, the Index Provider, the Index Provider’s ARTIS tool, and the Index’s construction process. The Trust believes that given the Fund’s investment objective and the foregoing disclosures, the Fund’s name is reasonable, clear to investors, and consistent with the requirements of the Names Rule and applicable Staff guidance for the Names Rule.

6.	Also, please explain how the index’s system separates marketing bluster from legitimate activities for purposes of selecting investments that are anticipated to benefit from Web 3. In addition, as Web 3 evolves, the language around it may change, please explain how the NLP is designed to work in a rapidly changing area and consider whether your existing risk disclosures cover these matters.

Response: The following summarizes the Index Provider’s methodology for ensuring the Index includes companies that are significant contributors to the four segments identified above:

At each rebalancing, the Index Provider will perform a final business operation check based on manual research. The Index Provider’s Index Management Department will go through each of the companies selected during all the previous NLP methodology steps, and check if there are any false-positives (in which case these companies would not be selected for inclusion in the Index). This process involves reading through the business description provided by FactSet, plus other checks based on publicly available information (e.g., Annual Reports), where necessary. The methodologies are in general diligently constructed such that this final check has only minimal impact on the final selection, if any at all.

For the Index, there is no periodic review of the keywords scheduled. A review can be triggered internally given significant shifts in the market landscape, or externally if a relevant third-party believes that the Index composition does not sufficiently reflect the underlying theme any longer at some point in the future.

Since it cannot be guaranteed that selection steps defined at development stage will also result in a representative thematic index in the future, there may be the need to update the methodology from time to time. Under all circumstances, such changes will be decided and documented independently by the Index Provider’s Index Oversight Committee (IOC) after analysis of the implications and repercussions for the Index Provider, the Index Provider’s partners, and the investors in index-linked financial products. Whenever a methodology update is assessed as necessary to stay in line with the index objective, such update is announced publicly with sufficient lead time for relevant stakeholders to react by, for instance, commenting anonymously during a market consultation period, and then applied to the index and related documentation such as the index guideline.

7.	Explain in correspondence the process the NLP system used to determine the appropriate key words to use for mapping purposes and the types of validation it used to ensure completeness and accuracy.

Response: The following summarizes the Index Provider’s methodology for creating key word searches for the Index:

In general, the Index Provider has extensive experience in researching, developing, and maintaining thematic indices globally. In order to reflect the particularities and characteristics of the specific market / the specific theme, including an understanding of the underlying economic drivers of that theme, the standard process starts with the Solactive Research and/or Solactive Product Development Departments. Once an index is live, the Index Management Department is responsible for maintaining the index going forward.

The decision of the keywords and descriptions to be used as inputs to the Index Provider’s ARTIS algorithm is mainly being conducted by the Index Provider’s Research and Product Development Teams. As a first step, this involves the understanding of the respective theme, and which keywords and/or descriptions are relevant to define the various aspects of the theme (e.g., economic drivers or scope of the theme).

Once this has been defined, the Index Provider will analyze the ARTIS output to evaluate whether highly ranked companies 1) are either the ones expected to be relevant to the theme, 2) or if not expected/unknown beforehand, research further why these companies scored highly. In the case of 1) this is considered an obvious affirmation for the reflectiveness of keywords/descriptions defined in the first step. Regarding 2), in most cases, upon further research, unexpected or unknown companies are determined to be actually relevant to the theme (an affirmation of the algorithm itself – after all, it is exactly the purpose of employing the power of such an NLP approach to uncover information, which humans are incapable of uncovering manually).

Usually, for new and innovative themes, the initial research process can take significant time, as it is the Index Provider’s intention to develop indices with long-term focus, and the understanding and definition of such themes can be resource intensive. For the avoidance of doubt, in the case of the Index, there has been no exception to this.

Please find below some examples of the keywords used by the Index Provider:

•	NFT & Tokenization: nft, digital intellectual property, nft auction, non fungible token, digital asset property, cryptographic asset, nft marketplace, digital artwork, digital asset auction, nft market, online art platform
•	Blockchain Technology: distributed ledger technology, blockchain, cryptocurrency wallet, digital currency, blockchain farms, blockchain ecosystem, blockchain technology, mining operations, crypto-asset broker
•	Metaverse: virtual shared space, virtual worlds, augmented reality, vr, simulated experience, holographic performances, augmented reality glasses, virtual images, virtual reality applications, virtual world, virtual reality game, metaverse platform
•	Big Data & Artificial Intelligence: natural-language processing, artificial neural network, artificial intelligence software, big data solutions, big data, machine learning, cognitive automation, probabilistic inference, search algorithm, machine learning algorithms, data operating system big data analytics, structured and unstructured data, data analytics software, ai integrated circuit chip
8.	With respect to the thematic category “Big Data & Artificial Intelligence,” please clarify the terms “business intelligence systems” and “data warehouse tools.”

Response: The Prospectus has been revised to clarify the foregoing terms. In particular, “business intelligence system” refers to a type of integrated system that gathers, stores data, and performs knowledge management with data analysis. It helps to evaluate raw data and transform it into meaningful information. In addition, the term “data warehouse” refers to a tool that helps to store, report and analyze data - it is the primary component of the business intelligence system.

9.	Please supplementally explain what is meant by the phrase “companies that are active in the development, distribution and integration of AI and Big Data technology, or the development of the infrastructure and hardware necessary for data processing and AI integration.”

Response: As technology continues to advance, artificial intelligence (AI) and big data are converging as complementary technology themes that enable companies to extract useful information from large and complex data sets. The increasing availability and accessibility of big data is creating more potential applications for AI technology, which further incentivizes companies to develop capabilities in this area. Companies that are active in this area can participate in a number of ways, but notably through material spending on research and development in the areas of AI and big data to produce hardware, software, or other products or services that further advance these technologies and enable their enterprise utilization. These companies develop technologies which can be software- or hardware-based, which enable the advancement of AI technology and/or the use and application of big data for enterprise solutions. Furthermore, these companies can aid in the distribution and integration of AI and big data through advanced technologies that allow enterprises and individuals to source software and scalable hardware on demand, for example through cloud computing technology.

10.	With respect to the thematic category “Metaverse,” please clarify in the filing the term “hectic motors.” In addition, please clarify in the filing the phrase “digital and creator economies.”

Response: The Trust confirms that clarifying language regarding the foregoing has been added to the Prospectus. The Trust notes that the term “hectic motors” was incorrect, the reference should have been to “haptic motors.”

11.	With respect to the thematic category “Blockchain Technology,” the word “include” is used to identify attributes of relevant companies. Please be more specific about what companies are included in the category.

Response: The Trust confirms that it has removed the reference to “include” and revised the Prospectus to more clearly identify the relevant attributes.

12.	With respect to the thematic category “Blockchain Technology,” please state that the Fund will not invest directly or indirectly in cryptocurrencies. In addition, please state that because the Fund will not invest directly or indirectly in cryptocurrencies, it is not expected to track the price movements of any cryptocurrency. Please further state that the Fund will not invest in initial coin offerings (ICOs).

Response: The Trust confirms that the foregoing disclosures have been added to the Prospectus.

13.	The first and last sentences of Equity Market risk are almost identical. Consider consolidating them.

Response: The Trust confirms that the two sentences are largely duplicative and has consolidated them in the Prospectus.

14.	We note that Non-Diversification Risk is shown in the prospectus. If accurate, state that fact in the principal investment strategies section.

Response: The Fund will be classified as a diversified fund. As a result, the non-diversification risk has been removed from the Prospectus.

15.	The Item 9 Index Strategy Risk disclosure includes the following statement “. . . the Adviser does not assess the due diligence conducted by the Index Provider with respect to the data it uses or the Index construction and computation processes.” Clarify the meaning of the foregoing phrase. Please explain supplementally how the Adviser became comfortable launching a product in light of other regulatory obligations, such as the Names Rule.

Response: The Trust notes that the statement “the Adviser does not assess the due diligence conducted by the Index Provider” is not intended to suggest that the Adviser does not perform its own due diligence with respect to the Index Provider and/or its index construction and/or its computational process. Rather, the statement is intended to clarify that the Adviser’s due diligence does not include an assessment of the Index Provider’s due diligence. The disclosure will be supplemented to clarify that distinction.

The Adviser notes that the Adviser and the Index Provider have a long-standing business relationship and have worked extensively with respect to indices used by exchange-traded funds relating to the Adviser’s business and other index-related initiatives. Through that relationship, the Adviser and its staff have material experience with the Index Provider and have gained comfort with the Index Provider’s expertise, staff, oversight and technology in designing and administering indices such as the Index. Furthermore, and more specifically to the Index, the Adviser worked in collaboration with the Index Provider on the Index’s core methodology, the security selection process, rebalance methodology, the natural language processing techniques, and related keywords, as well as the weighting methodology employed. Throughout this iterative process, the Adviser gained a deep insight into the Index Provider’s methods and found them to produce consistently good results, particularly for designing an index on a thematic sector of the economy that cannot be classified using traditional methods such as GICs (Global Industry Classification Standards) sector classifications or even more granular approaches like RBICS (FactSet Reverse Business Industry Classification System). Based on the foregoing, the Adviser believes that the Index Provider’s natural language processing approach is well designed and appropriate for the Index’s construction. Specifically, the Adviser has conducted thorough research and analysis on the Index Provider’s ARTIS natural language processing system designed and found that the technology has been designed using the appropriate research and built with the proper rigor to make it more than sufficient for use in constructing the Index. Finally, the Adviser finds further comfort in the Index Provider’s manual review of reviewing the NLP-selected companies to ensure that the NLP technology produces results that include the significant contributors to each of the four segments identified above. The Adviser has confidence in the index design and its suitability for use in this product.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.59%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.59%

(1) Estimated for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $60	3 Years: $189